EXHIBIT 3.3

CERTIFICATE OF DESIGNATION, PREFERENCES AND RIGHTS
OF THE SERIES A PREFERRED STOCK
OF
MASCOTA RESOURCES CORP.

I, Mark Rodenbeck, the Chief Executive Officer of Mascota Resources Corp., a corporation organized and existing under the laws of Nevada, DO HEREBY CERTIFY:

That, pursuant to the authority conferred upon the Board of Directors by the Articles of Incorporation of this Corporation, the Board of Directors, on June 28, 2018, adopted a resolution creating a series of Preferred Shares, no par value per share, designated as the Series A Preferred Shares.

The relative rights and preferences of the Series A Preferred Shares are as follows:

1. Designation and Amount.  The shares of such series shall be designated as the “Series A Preferred Shares”, and the number of shares constituting such series shall be 50,000. The number of shares constituting such series may, unless prohibited by the Articles of Incorporation, be decreased by resolution of the Board of Directors; provided that no decrease shall reduce the number of Series A Preferred Shares to a number less than the number of shares then outstanding plus the number of shares issuable upon the exercise of outstanding options, rights or warrants or upon the conversion of any outstanding securities issued by the Corporation convertible in Series A Preferred Shares.

2. Dividends and Distributions

         (i) The holders of Series A Preferred Shares, in preference to the holders of Common Shares, shall be entitled to receive, when, as and if declared by the Board of Directors out of funds legally available for the purpose, annual dividends payable in cash on the 31st day of December in each year, commencing on December 31, 2016 at the rate of $0.10 per share per year.

(ii) Dividends which are not declared will not accrue.  Dividends not declared will not cumulate.  Accrued but unpaid dividends shall not bear interest.  Dividends paid on the Series A Preferred Shares in an amount less than the total amount of such dividends at the time such dividends are declared and become payable shall be allocated pro rata on a share-by-share basis among all such shares outstanding at that time.  The Board of Directors may fix a record date for the determination of holders of Series A Preferred Shares entitled to receive payment of a dividend or distribution declared thereon, which record date shall be not more than thirty (30) days prior to the date fixed for the payment thereof.

3. No Voting Rights.  The Series A Preferred Shares will not have any voting rights.

4. Certain Restrictions

(i) Whenever dividends declared or other distributions payable on the Series A Preferred Shares as provided in Section 2 hereof are in arrears, thereafter and until all unpaid dividends and distributions on Series A Preferred Shares outstanding shall have been paid in full, the Corporation shall not:

(a) declare or pay dividends, or make any other distributions, on any shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Shares;

                      (b)            declare or pay dividends, or make any other distributions, on any shares of stock ranking on a parity (either as to dividends or upon liquidation, dissolution or winding up) with the Series A Preferred Shares, except dividends paid ratably on the Series A Preferred Shares and all such parity stock on which dividends are payable or in arrears in proportion to the total amounts to which the holders of all such shares are then entitled;

(c) redeem or purchase or otherwise acquire for consideration shares of any stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Shares, provided that the Corporation may at any time redeem, purchase or otherwise acquire shares of any such junior stock in exchange for shares of stock of the Corporation ranking junior (both as to dividends and upon liquidation, dissolution or winding up) to the Series A Preferred Shares; or

(d) redeem or purchase or otherwise acquire for consideration any Series A Preferred Shares, or any shares of stock ranking on a parity with the Series A Preferred Shares, except in accordance with a purchase offer made in writing or by publication (as determined by the Board of Directors) to all holders of such shares upon such terms as the Board of Directors, after consideration of the respective annual dividend rates and other relative rights and preferences of the respective series and classes, shall determine in good faith will result in fair and equitable treatment among the respective series of classes.

          (ii) The Corporation shall not permit any subsidiary of the Corporation to purchase or otherwise acquire for consideration any shares of stock of the Corporation unless the Corporation could, under subparagraph (i) of this Section 4, purchase or otherwise acquire such shares at such time and in such manner.

5. Reacquired Shares.  Any Series A Preferred Shares purchased or otherwise acquired by the Corporation in any manner whatsoever shall constitute authorized but unissued Preferred Shares and may be reissued as part of a new series of Preferred Shares by resolution or resolutions of the Board of Directors, subject to the conditions and restrictions on issuance set forth herein, in the Articles of Incorporation, or in any other Certificate of Designation creating a series of Preferred Shares or as otherwise required by law.

6. Liquidation, Dissolution or Winding Up.  Upon any liquidation, dissolution or winding up of the Corporation, no distribution shall be made to the holders of shares of stock ranking junior (either as to dividends or upon liquidation, dissolution or winding up) to the Series A Preferred Shares unless, prior thereto, the holders of Series A Preferred Shares shall have received $1.00 per share, plus an amount equal to declared and unpaid dividends and distributions thereon to the date of such payment.

7. Consolidation, Merger, Exchange, etc.  In case the Corporation shall enter into any consolidation, merger, combination, statutory share exchange or other transaction in which the Common Shares are exchanged for or changed into other stock or securities, money and/or any other property, then in any such case the Series A Preferred Shares shall at the same time be similarly exchanged or changed into an amount per share equal to the aggregate amount of stock, securities, money and/or any other property (payable in kind), as the case may be, into which or for which each common share is changed or exchanged.

IN WITNESS WHEREOF, I have executed this Certificate of Designation, Preferences and Rights this 28th day of June, 2016.

/s/ Mark Rodenbeck
Mark Rodenbeck
Chief Executive Officer
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